Syneron Elos(TM) Technology Featured in 10 Presentations at 2006 Annual Meeting of the American Society for Laser Medicine and Surgery

YOKNEAM, ISRAEL and TORONTO -- 04/06/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that it will be participating in the ASLMS (American Society for Laser Medicine and Surgery) annual meeting in Boston, April 7-9, 2006. Syneron's proprietary elos™ technology will be featured in six podium presentations and four poster presentations at the 2006 ASLMS.

Syneron will be highlighting its new eLight, eLaser and eMax platforms launched at the American Academy of Dermatology meeting in San Francisco in early March, as well as its unique, medically proven Velasmooth™ system for treatment of the appearance of cellulite. Syneron will also be featuring its new ST applicator which recently received FDA clearance for use in Syneron's ReFirme™ procedure to achieve skin tightening and improvement in skin laxity through the treatment of wrinkles on the neck, face, and other areas of the body.

Commenting on Syneron's participation at the ASLMS meetings, Syneron CEO David Schlachet said, "The extraordinary number of podium and poster presentations on Syneron's elos technology at the 2006 ASLMS, provides yet further clinical proof of the recognition by the medical community of the unique efficacy and safety advantages of elos." Mr. Schlachet continued, "The increased functionality of the new eSystem platforms, combined with the Velasmooth, enables Syneron to offer medical professionals a complete portfolio of medical devices to treat all in-demand aesthetic indications."

The presentations featuring Syneron's elos technology are as follows:

--  Rafael Schulze, MD, Brooke Harrison, MD, and Victor Ross, MD, of the
    Naval Medical Center, San Diego, "Successful Hair Reduction with 810Nm
    Diode Laser Coupled with Bipolar Radiofrequency"
--  Mavrene Alexiades-Armenakas, MD, Yale University School of Medicine,
    "Treatment of Photoaged Skin Using a Radiofrequency, Diode Laser, and
    Pulsed Light Combination and Assesssed by Novel Grading Scale"
--  Sachit Shah, MD, University of British Columbia, "A Novel Bipolar
    Radiofrequency, Infrared, and Pulsatile Device for Cellulite Treatment"
--  Moshe Cohen, PhD, and Zvi Malik, PhD, Bar-Ilan University,
    "Stimulation of Skin Cells by Light and Radiofrequency Energy"
--  Kathleen Gilmore, MD, American Laser Centers, "Adverse Event Rate in a
    High Volume Hair Removal Center"
--  William Martin, MD, "Effect of Non-ablative Combined Diode Laser
    (900nm) and Radiofrequency Treatment on Facial and Neck Rhytides"
--  Gerald Boey, MD, and Jennifer Wasilynchuk, "Evaluation of the
    Combination of Diode Laser (900nm) with Radiofrequency (RF) Energies in
    Treatment of Perioral Wrinkles"
--  Stephen Mulholland, MD, "The Role of Bipolar Radio Frequency,
    Pulsatile Suction and Infrared Energy in the Treatment of Atrophic
    Striatum"
--  Ron Goldstein, MD, "Evaluation of the Biological Effects of Combined
    Light/Radio Frequency on Intact Human Skin Ex-vivo"
--  Brian Zelickson, MD, "Ultrastructural Evaluation of Skin After
    Treatment with the Polaris WR"

About ASLMS

The ASLMS is the world's largest scientific organization dedicated to promoting excellence in patient care by advancing clinical application of lasers and related technologies, as well as research and education in the field of medical laser applications. Currently, the Society has over 3,000 members including physicians and surgeons, nurses and other health professionals involved in laser treatment of patients, physicists and biomedical engineers involved in the development and application of medical devices, and other science professionals involved in related research. The Annual Scientific Meeting of the Society is the largest meeting on laser therapy and biology held in the United States.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, Syneron Cosmedics, and elos, are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners

For more information, please contact:

Syneron Medical Ltd.
Judith Kleinman
VP, Investor Relations
1-888-886-1338
ir@syneron.com